Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

TONGON TO CLAW BACK LOST PRODUCTION

Abidjan, Côte d’Ivoire, 28 April 2018 – Production at Randgold’s Tongon gold mine was impacted during the first quarter of 2018 by a series of work stoppages which started with the employees of the mining contractor and then spread to other operations.

Management said while this would impact on the mine’s production guidance of 290 000 ounces for 2018, it was making a determined effort to recover most of the lost output, with operations now back at full capacity. To mitigate the downtime effect and lost plant throughput, Tongon processed ore from the run-of-mine and scats stockpiles during the stoppages and also used the opportunity to upgrade parts of the plant to achieve a higher and more consistent throughput going forward.

Chief executive Mark Bristow told a local media briefing today that the mine’s management had been supported in resolving the situation by the highest level of the government as well as parliament members and local authorities, and, along with the workers and union leadership, these parties had also agreed on a constructive process to workshop solutions and prevent similar issues in future. It was encouraging to note, he said, that government fully acknowledges the importance of Randgold and Tongon to the Ivorian economy, and the fact that Tongon represents the single largest investment in the country’s mining industry.

“The history of Tongon has reflected the occasionally turbulent socio-political nature of its environment and a misunderstanding of the mining business which is a new activity in the country, but management has dealt effectively with the challenges that have come their way. The mine is managed by a majority Ivorian team and of its 1 700 employees, only 40 are expatriates. Their record speaks for itself: since it was commissioned in 2010 Tongon has produced 2.7 million ounces of gold and in 2017 it posted record results, despite the slow start to the year,” Bristow said.

“Tongon has three-and-a-half years of life left as things stand but we are actively looking for means to extend this and a number of exciting near-mine opportunities are currently being evaluated by the exploration team. We’re also exploring for new gold discoveries elsewhere in our large permit portfolio in Côte d’Ivoire, where we intend to retain a long term presence.”

At the same time, however, Tongon is planning for life after its eventual closure by developing an economically viable agribusiness to provide replacement income for former workers and the surrounding communities in line with its sustainable development policy.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.